CBTX, INC.

9 Greenway Plaza, Suite 110

Houston, Texas 77046

April 5, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Lin

Re:          CBTX, Inc.

Registration Statement on Form S-4 (File No. 333-262322)

Request for Acceleration of Effectiveness

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CBTX, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-262322) be accelerated by the United States Securities and Exchange Commission to 12:00 p.m., Eastern Time, on April 7, 2022, or as soon thereafter as is practicable.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

CBTX, INC.

By:	/s/ Robert R. Franklin, Jr.
Name:	Robert R. Franklin, Jr.
Title:	Chairman, President and Chief Executive Officer

cc:           Michael G. Keeley, Norton Rose Fulbright US LLP

                 Blake H. Redwine, Norton Rose Fulbright US LLP